

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2018

Glenn P. Sblendorio
Chief Executive Officer
Ophthotech Corporation
One Penn Plaza, 35th Floor
New York, NY 10119

  **Re: Ophthotech Corporation**
    **Registration Statement on Form S-3**
    **Filed August 1, 2018**
    **File No. 333-226497**

Dear Mr. Sblendorio:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Ada D. Sarmento at 202-551-3798 with any questions.

    Sincerely,

    Division of Corporation Finance
    Office of Healthcare & Insurance

cc: Brian A. Johnson, Esq.